Exhibit 99.106

CannTrust to Absorb Excise Tax for Medical Cannabis Patients

VAUGHAN, ON, Aug. 28, 2018 /CNW/ - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST), one of Canada’s leading licensed producers and most trusted brands of cannabis announced today that it will continue to put medical cannabis patients’ needs first and will absorb the Federal Government’s Excise Tax on medical cannabis.

When Bill C-45, the Cannabis Act, received Royal Assent on June 21, 2018, it imposed an Excise Tax, being the greater of $1 per gram or 10% of the sale price of cannabis. Scheduled to come into effect on October 17, 2018, this tax is applicable for both the recreational and the medical market on all cannabis products containing THC. Continuing its commitment to affordable medicine, CannTrust has announced that it will support its medical cannabis customers by continuing to offer competitive pricing of its quality medical cannabis and that the Company will absorb the increased cost as a result of the tax.

CannTrust is also encouraging its more than 47,000 active medical cannabis customers to take a stand by signing Petition E-1528 that supports the removal of the Excise Tax on medical cannabis. All concerned Canadians can follow the link to Petition E-1528 on the Company’s website at www.canntrust.ca.

“Most patients have to pay for their cannabis products directly and we want to ensure they can continue to afford their medication. If you’re a CannTrust medical cannabis customer you will not have to pay more for your medical cannabis due to the upcoming Excise Tax. In addition to absorbing this tax, CannTrust remains committed to our compassionate use program which supports patients with financial needs,” said Brad Rogers, President of CannTrust.

“I applaud this CannTrust decision and thank the Company for its support of cannabis patients. I am grateful that the proposed Excise Tax will not affect CannTrust’s medical cannabis customers and I encourage other companies to follow their lead. It’s already difficult for many patients to afford their prescriptions and an additional tax could put their treatment out-of-reach,” adds Dr. Kevin Rod, Director of the Toronto Poly Clinic, a multi-disciplinary pain management Centre.

CannTrust also offers cannabis patients many other benefits. Besides quality products and competitive pricing, CannTrust medical cannabis customers get the convenience of home delivery through Canada Post and in the Greater Toronto Area, can choose same day delivery. Patients with a Health Care Spending Account (HCSA) have the opportunity to have their cannabis products covered under these plans. CannTrust Customer Care Centre is staffed with clinically trained agents and is open seven days a week to meet the needs of medical cannabis customers from coast-to-coast.

CannTrust is setting new industry productivity benchmarks thanks to the Company’s first-of-its-kind, perpetual harvest greenhouse facility in Niagara, Ontario. This facility is designed to position CannTrust as one of the lowest cost producers of quality cannabis flower and will dramatically increase the Company’s cost-efficiency. With this projected ability to produce at a cost-per-gram that is significantly below traditional indoor production facilities, CannTrust can ensure that its medical cannabis customers always have access to top-quality product at affordable prices.

About CannTrust

Since its inception in 2014, CannTrust has led the Canadian market in producing standardized cannabis products.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates the recently completed 250,000 sq. ft. Phase One redevelopment of its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The 200,000 sq. ft. Phase Two redevelopment is expected to be operational in the third quarter and the projected 600,000 sq. ft. greenhouse expansion has begun and is fully funded. The industry’s broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing Centre of excellence in Vaughan, Ontario.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Its product development teams along with its exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. CannTrust supports ongoing patient education about medical cannabis and has a compassionate use program to support patients with financial needs.

For more information, please visit: www.canntrust.ca.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, expectations with respect to actual production volumes, expectations for future growing capacity and the completion of any capital project or expansions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical cannabis industry in Canada generally; the ability of CannTrust to implement its business strategies; competition; crop failure; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 29, 2018 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

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